EXHIBIT 99.13

Meet the Top 50 Most Popular Voices in U.S. Hospital Security

Hospital Security Online Community Can Help Address Rising Violence in Healthcare Institutions and Other Security Issues

SCOTTSDALE, AZ--(Marketwired - Apr 1, 2015) - Guardian 8 Corporation, a wholly-owned subsidiary of Guardian 8 Holdings(OTCQB: GRDH) and the developer and manufacturer of an enhanced non-lethal device called the Pro V2, today announced the results of a research project identifying the 50 most popular voices in U.S. hospital security. The voices belong to a broad range of security pros -- from board certified protection professionals and security directors to security consultants, online community leaders, and officers past and present. Collectively, they drive, join or facilitate discussions about how to mitigate risk and de-escalate violence in hospitals.

Hospital security is a growing concern, with one in three U.S. hospitals reporting an increase in violence and assaults in 2014 despite widespread rising security budgets, according to a recent Guardian 8 survey of 380 hospital administrators, chief security officers and staff. Guardian 8 believes the entire hospital security community can and should come together to rise to the challenge of improving the safety of patients, officers, visitors and hospital staff in order to deliver high quality, uninterrupted care across our nation's hospitals.

"Hospital administrators need to ask themselves if their hospital security program delivers the safety required to keep both their patients and security officers safe," said Paul Hughes, Chief Operating Officer of Guardian 8. "We want to help them do this by looking at how the industry trains, the equipment it carries and how it's perceived. Listening to and amplifying the voices identified in this analysis can help us all accomplish this together, while continuing to evolve our knowledge of the space and enriching our product roadmap."

The research was sponsored by Guardian 8 and compiled by Evolve!, Inc., which used a broad range of discovery and engagement tools, including Little Bird, Google Search, LinkedIn and a handful of top security lists published by insiders. Topping the list of voices are Security Management Services International, Inc. President William Nesbitt, CPP and Security Magazine's Diane Ritchey and Claire Meyer. Their highly engaged LinkedIn groups, Security Source Online and Security Magazine, reach more than 18,000 security professionals. Other popular LinkedIn groups where hospital security topics are discussed include ASIS and PSP, owned by Peggy O'Connor; Campus Safety Magazine, owned by Robin Hattersley Gray; and IAHSS, owned by Colleen Kucera. Prof. Robert McCrie's Security Letter, a twice-monthly newsletter published since 1970, remains one of the top 10 most-read publications among hospital security decision makers.

The analysis was based on each individual's popularity on the subject of hospital security as measured by the total number of mentions and references from third parties; their LinkedIn followers and whether they run a related LinkedIn group; their Alexa score for those who blog or contribute stories to a publication; the total number of real followers for those with a social following; and the popularity of any book(s) they may have written on the topic. To identify key influencers, the researchers also polled the hospital security community and then assigned weights to relevant factors to develop the ranking.

By shining the spotlight on the many ways people cultivate relationships and exchange best practices online, Guardian 8 hopes to inspire the industry to follow their example. Interestingly, participation in social media is not a requisite for inclusion in the top 50, with just 36 percent of the most popular voices taking part in social media.

"This ranking is an opportunity to elevate the community discussion about topics that are affecting all of us. What factors are contributing to rising violence in hospitals? Is the hospital security industry using social analytics to anticipate or stop physical threats? If so, how? And if not, why not? Are there any predictions for the future of hospital security?" said Hughes.

To see the complete list of the Top 50 most popular voices in hospital security, please go to: http://www.guardian8.com/blog/the-top-50-most-popular-voices-in-us-hospital-security.

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corp., is the developer and manufacturer of the Pro V2. The enhanced non-lethal (ENL) response to threats revolutionizes workplaces safety and mitigates risk. The Pro V2 helps the operator protect themselves and others, allows time for law enforcement to respond, and initiates communication and incident recording. Guardian 8 was awarded a "Campus Safety BEST Award" for 2014, was named one of "Ten Companies to Watch" by the Phoenix Business[Missing Graphic Reference] Journal, and landed an ASIS Accolades Award for "Security's Best." To learn more, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from the research project; actual acceptance of the Pro V2 device in Hospitals; Guardian 8's and its subsidiaries business prospects; the ability of Guardian 8 to execute its business plan; benefits of the Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contact
Susan Krause
Sr. Marketing Manager
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1060
C: 480-620-0182
skrause@guardian8.com

Investor Relations
Will Grove
VP Finance
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1005
will@guardian8.com